Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Nine
	Months Ended
	September 30,
	2011	2010
Income (loss) from continuing operations before taxes	$1,050	$982
Sub-total of fixed charges	232	227
Sub-total of adjusted income (loss)	1,282	1,209
Interest on annuities and financial products	1,860	1,873
Adjusted income (loss) base	$3,142	$3,082
Fixed Charges
Interest and debt expense (1)	$215	$212
Interest expense related to uncertain tax positions	7	4
Portion of rent expense representing interest	10	11
Sub-total of fixed charges excluding interest on annuities and financial products	232	227
Interest on annuities and financial products	1,860	1,873
Total fixed charges	$2,092	$2,100

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest
on annuities and financial products	5.53	5.33
Ratio of adjusted income (loss) base to total fixed charges	1.50	1.47

(1)	Interest and debt expense excludes an $8 million loss related to the early retirement of debt in third quarter 2011.